NOTICE OF PROCEEDS

FILED VIA SEDAR

SEDAR Project No.: 03043087

TO: British Columbia Securities Commission

Re: Endeavour Silver Corp. (the "Company") / Public Offering

Reference is made to the Company's offering of 8,081,000 common shares of the Company ("Common Shares"), together with 1,212,150 Common Shares issued pursuant to the exercise of the over-allotment option, at a price of U.S.$4.95 per Common Shares as described in the Company's final prospectus supplement dated March 16, 2022 to the final short form base shelf prospectus of the Company dated April 27, 2020 (the "Prospectus").

We report that the distribution of Common Shares made pursuant to the Prospectus together with the exercise of the over-allotment option was completed on March 22, 2022. We are advised by the underwriters for the offering that an aggregate of 1,199,600 Common Shares at U.S.$4.95 per share were purchased by British Columbia residents for proceeds of U.S.$5,938,020 (Cdn.$7,474,779.58 based on the Bank of Canada daily exchange rate on March 22, 2022 of U.S.$1.00 = Cdn.$1.2588 and with U.S.$4.95 = Cdn.$6.23106). The following is a calculation of any additional fees payable based on actual British Columbia proceeds:

$7,474,779.58 x 0.025% = $1,868.69 - $2,500 (fee paid with preliminary short form base shelf prospectus) = $(631.31).

Based on the foregoing calculation, it is our understanding that no additional fee is payable to the British Columbia Securities Commission in respect of the Prospectus filing.

Dated as of the 13th day of April, 2022.

ENDEAVOUR SILVER CORP.

Per:	"Christine West"
Christine West
Chief Financial Officer